CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular containing (i) information provided by the board of directors to the shareholders of the Company in connection with the renewal of a general mandate to the Company’s directors to allot, issue or otherwise deal with shares of the Company and a general mandate to enable the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited; and (ii) a notice of the Annual General Meeting of the Company to be held on December 23, 2003.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio

Name: Corinna Sio Title: Finance Director

Dated: December 4, 2003

IMPORTANT

If you are in doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in City Telecom (H.K.) Limited, you should hand this document and the accompanying form of proxy at once to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES

The notice convening the Annual General Meeting of City Telecom (H.K.) Limited to be held at Tang Room I, 3/F., Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Kowloon, Hong Kong on 23rd December 2003 at 11:00 a.m. is set out on pages 8 to 11 of this document. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending the meeting.

29th November 2003

– i –

EXPECTED TIMETABLE

Latest time for the Shareholders to lodge forms of proxy for the Annual General Meeting	11:00 a.m. on 21st December 2003

Annual General Meeting	11:00 a.m. on 23rd December 2003

– ii –

DEFINITIONS

In this document and the appendix (other than in the notice of the Annual General Meeting), the following expressions have the following meanings unless the context otherwise requires:-

“Annual General Meeting”	the annual general meeting of the Company to be held on 23rd December 2003 at 11:00 a.m., notice of which is set out on pages 8 to 11 of this document

“Annual Report”	the annual report of the Company in respect of the year ended 31st August 2003

“Company”	City Telecom (H.K.) Limited

“Directors”	the directors of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Instrument”	the instrument by way of a deed poll dated 12th October 2001 (and the Schedule thereto) and executed by the Company constituting the Warrants

“Latest Practicable Date”	21st November 2003, being the latest practicable date prior to the printing of this document for ascertaining certain information in this document

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“Ordinance”	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

“Shareholders”	holders of shares in the issued share capital of the Company

“Shares”	shares of $0.10 each in the capital of the Company, securities convertible into such shares, options and warrants (including, for the avoidance of doubt, the Warrants) or similar rights to subscribe for any such shares or such convertible securities

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Warrants”	Initially 98,314,800 warrants carrying rights entitling the holders thereof to subscribe up to a maximum aggregate amount of HK$39,325,920 for new Shares at an initial subscription price of HK$0.40 per Share (subject to adjustment) at any time on or before 1st November 2004, subject to the terms contained in the Instrument and the Warrant Certificate, which warrants are currently listed on the Stock Exchange

“Warrant Certificate(s)”	the certificate(s) (in registered form) issued in respect of the Warrants

“$”	Hong Kong dollars

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:	Registered Office:
Wong Wai Kay, Ricky	13th-16th Floors
Cheung Chi Kin, Paul	Trans Asia Centre
Chong Kin Chun, John	18 Kin Hong Street
Fung So Mui, Fion	Kwai Chung
Sio Veng Kuan, Corinna	Hong Kong
To Wai Bing
Cheng Mo Chi, Moses*
Lee Hon Ying, John*
Chan Kin Man*

* independent non-executive directors

29th November 2003

To the Shareholders of the Company and, for information only, holders of the Warrants

Dear Sir/Madam,

1.	INTRODUCTION

The purpose of this document is to seek your approval to certain proposals which would grant, firstly, a general mandate to the Directors to issue Shares and secondly, a general mandate to enable the Company to purchase its own Shares on the Stock Exchange.

2.	GENERAL MANDATES

At the annual general meeting of the Company held on 23rd December 2002 a general mandate was given to the Directors to exercise all powers of the Company (i) to repurchase Shares the aggregate nominal amount of which does not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company and (ii) to allot, issue and deal with Shares not exceeding the sum of 20 per cent. of the aggregate nominal amount of the share capital in issued on 23rd December 2002 and the nominal amount (up to a maximum of 10 per cent. of the aggregate nominal amount of the Company’s then issued share capital) of any Shares repurchased by the Company.

LETTER FROM THE BOARD

Under the terms of the Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the Annual General Meeting, unless renewed at that meeting. Resolutions set out as resolutions 5(I) to 5(III) in the notice of the Annual General Meeting will be proposed at the Annual General Meeting to renew these mandates. With reference to these resolutions, the Directors wish to state that they have no immediate plans to repurchase any Shares or to issue any new Shares pursuant to the relevant mandates.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase resolution is set out in the appendix to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolutions.

3.	ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting proposed to be held at Tang Room I, 3/F., Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Kowloon, Hong Kong on 23rd December 2003 at 11:00 a.m. is set out on pages 8 to 11 of this document. At the Annual General Meeting, resolutions numbered 5(I) to 5(III) will be proposed to renew the general mandate for the repurchase of Shares and the general mandate to allot, issue and otherwise deal with additional Shares.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed on it and return the same to the Company’s Share Registrars of Hong Kong Shares and Warrants, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible and in any event so as to be received not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

Completion and delivery of the form of proxy will not prevent you from attending and voting at the Annual General Meeting if you so wish.

4.	RECOMMENDATIONS

The Directors believe the general mandates to repurchase Shares and to issue new Shares are in the interests of the Company and Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board
Wong Wai Kay, Ricky
Chairman

APPENDIX	EXPLANATORY STATEMENT

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules to be sent to the Shareholders in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance.

SHARE REPURCHASE PROPOSAL

The resolution set out as resolution 5(II) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at the Annual General Meeting relates to the granting of a general mandate to the Directors to exercise all powers of the Company to purchase on the Stock Exchange Shares representing up to 10 per cent. of the shares in issue and 10 per cent. of the Warrants at the date of such resolution. As at the Latest Practicable Date, the issued share capital of the Company comprised 609,626,493 shares and comprised 4,560,307 Warrants carrying rights entitling the holders thereof to subscribe up to a maximum aggregate amount of approximately HK$1,824,123 for new shares. On the basis that no further shares are issued prior to the date of the resolution granting the mandate to purchase Shares, the Company would be authorised to purchase up to a maximum of 60,962,649 shares. Assuming that no further Warrants are exercised prior to the date of the resolution granting the mandate to purchase Shares, the Company would be authorised to purchase up to 456,030 Warrants carrying the right to subscribe for an aggregate amount of approximately HK$182,412 for new shares.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Company to purchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

In purchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its articles of association and the laws of Hong Kong. The laws of Hong Kong provide that the amount of capital repaid in connection with a Share repurchase may only be paid out of either the profits that would otherwise be available for dividends or the proceeds of a fresh issue of shares made for that purpose. The premium payable on a repurchase of Shares may only be paid out of either the profits that would otherwise be available for dividends or out of the share premium account of the Company. It is envisaged that any such repurchase of Shares would be appropriately financed by the Company’s distributable profits.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time appropriate for the Company.

APPENDIX	EXPLANATORY STATEMENT

GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the general mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention, in the event that the proposed general mandate is granted by the Shareholders, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell Shares held by him to the Company, or has undertaken not to do so, in the event that the proposed general mandate is granted by the Shareholders.

If as a result of a Share repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers, as revised and effective from February 2002 (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert (depending on the level of increase of Shareholder’s interests) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. As at the Latest Practicable Date, the controlling shareholders, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, together with their associates (including Top Group International Limited) beneficially owned 343,144,999 shares in the Company representing approximately 56.29 per cent. of the total issued share capital of the Company and their shareholding will be increased to approximately 62.54 per cent. of the total issued share capital of the Company if the repurchase mandate is exercised in full. The Directors believe that by such increase such shareholders together with their associates would not become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

No repurchase would be made by the Company of its shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25 per cent. of the issued share capital of the Company being in public hands.

SECURITIES REPURCHASES MADE BY THE COMPANY

No repurchase has been made by the Company of its Shares on the Stock Exchange in the six months prior to the Latest Practicable Date before the printing of this document.

APPENDIX	EXPLANATORY STATEMENT

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the twelve months up to the Latest Practicable Date were as follows:-

	Shares		Warrants
Month	Highest price $	Lowest price $	Highest price $	Lowest price $
2002
November	1.670	1.340	1.180	1.000
December	1.480	1.300	0.980	0.950

2003
January	1.510	1.300	1.010	0.980
February	1.500	1.370	1.000	0.960
March	1.470	1.400	0.960	0.950
April	1.640	1.400	1.170	0.980
May	2.175	1.640	1.650	1.210
June	2.200	1.890	—	—
July	3.100	2.025	2.350	2.150
August	2.725	2.275	2.150	1.920
September	2.900	2.450	2.025	2.000
October	3.450	2.650	2.600	2.275
November (up to the Latest Practicable Date)	3.675	3.100	2.800	2.800

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held at Tang Room 1, 3/F, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Kowloon, Hong Kong on 23rd December 2003 at 11:00 a.m. for the following purposes:

1.	To receive and consider the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31st August 2003;

2.	To declare a final dividend;

3.	To re-elect Dr Chan Kin Man as a director and to fix his remuneration;

4.	To re-appoint auditors and to authorise the board of directors to fix their remuneration; and

5.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

I.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

II.	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares and warrants to subscribe for or purchase shares (or other relevant class of securities), subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the aggregate nominal amount of shares of the Company and the aggregate warrants to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company and 10 per cent. of the warrants of the Company respectively, in each case in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

III.	“THAT, subject to the passing of resolutions No. 5(I) and 5(II) above, the authority granted to the directors of the Company pursuant to resolution No. 5(I) above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the number of securities repurchased by the Company under the authority granted pursuant to resolution No. 5(II), provided that such number of securities so repurchased shall not be equivalent to more than 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution.”

6.	To transact any other business.

By Order of the Board Eva Leung Company Secretary

Hong Kong, 24th November 2003

NOTICE OF ANNUAL GENERAL MEETING

Registered office

13th-16th Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

Notes:

1.	The register of members of the Company will be closed from 18th December 2003 (Thursday) to 23rd December 2003 (Tuesday), both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Share Registrars of Hong Kong shares and warrants, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on 17th December 2003 (Wednesday).

2.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

4.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrars of Hong Kong shares and warrants, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.